

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 17, 2009

VIA U.S. Mail and Facsimile (801) 407-1641

Dennis P. Gauger
Chief Financial Officer
BSD Medical Corporation
2188 West 2200 South
Salt Lake City, UT 84119

> **Re: BSD Medical Corporation**
> **Form 10-K for the fiscal year ended August 31, 2008**
> **Filed November 14, 2008**
> **File No. 001-32526**

Dear Mr. Gauger:

We have reviewed your response dated March 20, 2009 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended August 31, 2008

1.   Please revise future filings to provide selected quarterly data in accordance with Item 302 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 34

2.   In your response to prior comment 6, you indicate that: (1) the Company does not
        now, and has never held itself out as being engaged primarily in the business of
        investing, reinvesting, or trading in securities; and (2) the Company currently
        owns investment securities that comprise less than 40% of the value of its total
        assets (exclusive of Government securities and cash items) on an unconsolidated
        basis, and the Company does not intend to acquire investment securities having a
        value exceeding 40% of the value of its total assets (exclusive of Government
        securities and cash items).   In support of these conclusions, please provide further
        information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C)
        of the Investment Company Act of 1940 for the Company.

        In particular, for each asset or class of assets currently owned or held by the
        Company, please explain why, in your view, such asset or asset class either meets
        or does not meet the definition of "investment securities" provided in Section
        3(a)(2) of the Investment Company Act. Based on these determinations, please
        provide us with your calculation demonstrating how you reached the conclusion
        that the Company owns investment securities having a value less than 40% of the
        value of the Company's total assets, exclusive of Government securities and cash
        items. To the extent your analysis relies on other provisions of Section 3 or the
        rules thereunder, please explain. To the extent your analysis relies on
        prior Commission statements or staff pronouncements, please explain.

Note 3. Investments, page F-14

3.   We reference prior comment 12 in our letter dated February 26, 2009. We note
        the impairment taken during the quarter ended February 28, 2009 for your equity
        income mutual funds. However, we also see that your corporate debt mutual
        funds also have been impaired for an extended period and currently have an
        unrealized loss of $2.2 million. We also see that your financial statements report
        operating losses and operating cash flow deficits, and that you sold a portion of
        the investment portfolio in fiscal 2008 and now again in 2009 to fund your
        operations. Accordingly, please further explain to us why you believe there is no
        other-than-temporarily impairment of the corporate debt mutual fund investments
        at August 31, 2008 and February 28, 2009. In that regard please respond to the
        following:

        •   Provide us a schedule of the components of the debt mutual fund investments
            included in the portfolio. Please include a description of each fund and the
            nature of the investments included in each fund. Also, include the cost of the
            investment, fair value, unrealized loss and the length of time that the
            investment has been impaired.

- Tell us how you considered the length of time and severity of impairment in assessing the individual investments for other than temporary impairment. Describe to us the expected period for recovery and the basis for your assessment.

- Tell us why you believe you have the intent and ability to hold the investments for a period of time sufficient to allow for recovery of fair value. With respect to ability to hold the investments until recovery, please address your cash requirements and how you intend to fund those requirements. We see, for instance, that your cash balance is less than $291,000 as of February 28, 2009 and that your operations are not cash flow positive.

- Provide us a description of your analysis of financial condition and prospects of the issuer for each corporate debt mutual fund included in the portfolio.

- Describe to us the substance of the recommendations of your investment advisor as referred to in your response.

Your response should fully address the considerations from SAB Topic 5M and paragraph 16 of SFAS 115 and should fully explain why management believes the investment portfolio is not other than temporarily impaired.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio at (202) 551-3676 with any other questions. Please contact Mary Beth Breslin at (202) 551-3625 or Tim Buchmiller at (202) 551-3635 if you have any other questions.

Sincerely,

Gary Todd
Reviewing Accountant